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                                                                      EXHIBIT 6

  Cambridge, Mass., May 6, 1997 --- BBN Corporation (NYSE:BBN) today said that GTE Corp. (NYSE: GTE) has agreed to acquire BBN in a transaction valued at approximately $616 million. Under the terms of the transaction, GTE will shortly commence a cash tender offer to acquire all the outstanding shares of BBN common stock at a price of $29 per share.

  BBN also reported third quarter revenue of $95.9 million, a 58 percent increase from $60.8 million in the third quarter of a year ago. Revenue for the nine month period ended March 31, 1997 was $254.1 million, an increase of 53 percent over $165.6 million for the nine months ended March 31, 1996.

  The revenue growth in the third quarter ended March 31, 1997 reflects continued significant growth in BBN Planet, BBN's Internet services division. BBN Planet had third quarter revenue of $48.2 million, a 134 percent increase over revenue of $20.6 million for the comparable quarter ended March 31, 1996 and a 23 percent sequential increase over $39.2 million in the quarter ended December 31, 1996. America Online-related revenue was $23.2 million, representing 48 percent of BBN Planet revenue. Revenue from BBN Planet's value-added services, which include web hosting, managed security, consulting and systems integration services, grew by approximately 18 percent sequentially over the previous quarter, and currently represents 15 percent of BBN Planet revenue.

  For the third quarter ended March 31, 1997, BBN's operating loss was $12.1 million, compared to an operating loss of $29.8 million in the third quarter of fiscal year 1996 and $10.5 million in the preceding quarter ended December 31, 1996. The operating loss for the nine months ended March 31, 1997 was $33.6 million compared to $44.0 million in the nine-month period of fiscal year 1996. The third quarter and year-to-date operating losses for the prior fiscal year periods ended March 31, 1996 include a one time charge of $20.7 million for the write-off of goodwill and other costs associated with the company's reorganization.

  The loss from continuing operations for the three and nine-month periods ended March 31, 1997 was $12.2 million, or $.58 per share, and $33.1 million, or $1.54 per share, respectively, compared to a loss from continuing operations of $28.7 million, or $1.61 per share, and $38.7 million, or $2.19 per share, respectively, for the three and nine-month periods ended March 31, 1996. The loss from continuing operations for all periods includes interest income and interest expense, and for the three and nine-month periods ended March 31, 1996, an income tax benefit of utilizing fiscal year 1996 losses to recover taxes previously paid. There is no tax benefit for fiscal year 1997.

  Income from discontinued operations for the nine months ended March 31, 1997 was $20 million, or $.93 per share compared to a loss from discontinued operations of $7 million, or $.40 per share for the prior year nine-month period. The loss from discontinued operations for the third quarter of the prior fiscal year was $.5 million, or $.03 per share. Income from discontinued operations for the nine months ended March 31, 1997 results from the gain on the sale of a majority interest in BBN's former subsidiary, BBN Domain Corporation, which occurred in the first quarter of fiscal 1997. The loss from discontinued operations for the three and nine-month periods ended March 31, 1996 relates to the operating results of the former subsidiary.

  The net loss was $12.2 million, or $.58 per share, for the third quarter ended March 31, 1997, compared to $29.1 million, or $1.64 per share in the comparable quarter ended March 31, 1996. For the nine-month period ended March 31, 1997, net loss was $13.1 million, or $.61 per share compared to $45.7 million, or $2.59 per share for the nine months ended March 31, 1996.

  BBN today also said that it is in discussions with AT&T concerning the Internet services agreement between the two companies, and that BBN and AT&T have initiated the dispute resolution procedures provided for in the agreement in order to resolve material disagreements regarding the terms of the contract. These disagreements may limit the number of new AT&T customers being added to BBN's network. BBN said that performance of services for customers under the agreement will continue unaffected by the dispute resolution proceedings.

  BBN is a leading provider of Internet services for businesses and organizations. For more information visit BBN's web site at http://www.bbn.com.